SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Initial Filing)

                            KIDEO PRODUCTIONS, INC.
                ------------------------------------------------
                               (Name of Issuer)

                   Common Stock, Par Value $.0001 Per Share
                ------------------------------------------------
                        (Title of Class of Securities)

                                  49380R 10 7
                ------------------------------------------------
                                (CUSIP Number)

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(1)   NAMES OF REPORTING PERSONS:  Richard L. Bulman

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:  Not provided.

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(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP: (a) [_]
                                                      (b) [_]

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(3)   SEC USE ONLY

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(4)   CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.

--------------------------------------------------------------------------------
                              :(5)  SOLE VOTING POWER:            376,471
                              :-------------------------------------------------
NUMBER OF SHARES BENEFICIALLY :(6) SHARED VOTING POWER:           None
OWNED BY EACH REPORTING       :-------------------------------------------------
PERSON WITH                   :(7)  SOLE DISPOSITIVE POWER:       376,471
                              :-------------------------------------------------
                              :(8)  SHARED DISPOSITIVE POWER:     None

--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON:                                           376,471
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(10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [_]
--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  14.0%
--------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON:  IN
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                               Page 1 of 4 Pages

CUSIP No. 49380R 10 7             SCHEDULE 13G                 Page 2 of 4 Pages
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Item 1(a). Name of Issuer:

Kideo Productions, Inc., a Delaware corporation (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at 611 Broadway, Suite 523, New York, NY 10012.

Item 2(a). Name of Person Filing:

This statement is filed on behalf Mr. Richard L. Bulman, the President and Chairman of the Board of the Company.

Item 2(b). Address of Principal Business Office or, if none, Residence:

Mr. Bulman's principal business office is located at the Company's address set forth above under Item 1(b).

Item 2(c). Citizenship:

Mr. Bulman is a citizen of the United States of America.

Item 2(d). Title of Class of Securities:

Common Stock, par value $.0001 per share, of the Company (the "Common Stock").

Item 2(e). CUSIP Number:

The CUSIP Number of the Common Stock is 49380R 10 7.

Item 3. Filing Pursuant to Rules 13d-1(b) or 13d-2(b):

Inapplicable.

Item 4. Ownership:

      (a)   Amount Beneficially Owned: 376,471 shares.

      Of such number of shares, 83,334 constitute shares which the reporting person has a right to acquire as of, or will have a right to acquire within 60 days after, December 31, 1996 pursuant to Common Stock purchase options granted to such person.

      (b)   Percent of Class: 14.0%

CUSIP No. 49380R 10 7             SCHEDULE 13G                 Page 3 of 4 Pages
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(c)   Number of shares as to which such person has:

      (i)   sole power to vote or to direct the vote:

            376,471

      (ii)  shared power to vote or to direct the vote:

            None.  Such power is not shared.

      (iii) sole power to dispose or to direct the disposition of:

            376,471

      (iv) shared power to dispose or to direct the disposition of:

            None.  Such power is not shared.

Item 5. Ownership of Five Percent or Less of a Class:

Inapplicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Inapplicable.

Item 8. Identification and Classification of Members of the Group:

Inapplicable.

Item 9. Notice of Dissolution of Group:

Inapplicable.

Item 10. Certification:

Inapplicable.

CUSIP No. 49380R 10 7             SCHEDULE 13G                 Page 4 of 4 Pages
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                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 15, 1997



/s/ Richard L. Bulman
-------------------------
    Richard L. Bulman
      President and Chairman
      of the Board of
      Kideo Productions, Inc.